Exhibit 99(a)(4)

May 11, 2001

To Our Stockholders:

      On behalf of the Board of Directors of Southwestern Life Holdings, Inc. (the “Company”), I am pleased to inform you that on April 26, 2001, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Swiss Re Life & Health America Holding Company (“Parent”) and SW Holdings Inc., its wholly-owned subsidiary (“Purchaser”), pursuant to which Purchaser today has commenced a cash tender offer (the “Offer”) to purchase all issued and outstanding shares of common stock of the Company (the “Shares”) at $18.50 per share, net to the seller in cash, without interest thereon. Pursuant to the Merger Agreement, upon satisfaction of certain conditions, the Offer will be followed by a merger (the “Merger”) in which any Shares not tendered pursuant to the Offer (other than Shares owned by Parent, Purchaser or the Company and Shares held by stockholders exercising appraisal rights pursuant to Delaware law)will be converted into the right to receive $18.50 per Share in cash, without interest.

      The Company’s Board of Directors has (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders, (2) approved and adopted the Merger Agreement and the transactions contemplated thereby, and (3) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares thereunder.

      In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule”) that is being filed today with the Securities and Exchange Commission. Included as an exhibit to the Schedule is the written opinion dated April 26, 2001 of Dresdner Kleinwort Wasserstein, Inc. to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $18.50 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares was fair, from a financial point of view, to such holders (other than Parent and its affiliates). Holders of Shares should read such opinion carefully and in its entirety.

      In addition to the attached Schedule, enclosed is the Offer to Purchase dated May 11, 2001, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and Merger and provide instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

On behalf of the Board of Directors,

Bernard Rapoport Chairman of the Board and Chief Executive Officer